OPERATING AGREEMENT

FOR

Impact Hub Honolulu LLC

DATED AS OF December 1, 2015

TABLE OF CONTENTS

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Exhibit A

OPERATING AGREEMENT

FOR

Impact Hub Honolulu, LLC

THIS OPERATING AGREEMENT (this "Agreement") is made and entered into as of the 1st day of December, 2015 (the "Effective Date") by and between Impact Hub Honolulu, LLC, a Hawaii limited liability company (the "Company") and each of the members of the Company listed in Exhibit A hereto (hereinafter referred to collectively as the "Members" and each individually as a "Member").

ARTICLE 1

OPERATION OF THE LIMITED LIABILITY COMPANY

1.1   Operation

The Members hereby agree to operate the Company, on the terms and conditions set forth in this Agreement, as a Hawaii limited liability company pursuant to the provisions of the Hawaii Uniform Limited Liability Company Act, Section 203, Hawaii Revised Statutes (the "Act").

1.2   Inconsistencies with the Act

It is the intent of the parties that this Agreement shall be the sole source of agreement of the parties, and, except to the extent a provision of this Agreement (i) expressly incorporates federal income tax rules by reference to sections of the Internal Revenue Code of 1986, as the same may be amended from time to time (the "Code"), or the regulations promulgated thereunder (the "Regulations") or (ii) is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under the Act.

1.3   Name

The name of the Company shall be Impact Hub Honolulu, LLC. The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Members. The aforesaid name of the Company, and any such other designated name, shall be the sole and exclusive property of the Company.

1.4   Principal Office

The principal office of the Company shall be at 900 Fort Street Mall, Suite 1888, 96813. The Company may have such additional offices as the Members determine from time to time.

1.5   Purpose and Powers

The purpose of the Company is to operate a coworking, event, and meeting space, to coordinate and hold events and trainings, to design, operate and sell curriculum and programs, and to engage in investment and investment related activities. The Company shall have the power to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Section 1.5. The Company shall have no other purpose and may not conduct any other business without the written consent of all of the Members.

1.6   Names and Addresses of Members

The names and addresses of the Members are set forth in Exhibit A hereto, as such exhibit may be revised and updated from time to time.

ARTICLE 2

RIGHTS AND DUTIES OF MEMBERS

2.1   Liability of Members

No Member shall be liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members.

2.2 Scope of Authority

Except as expressly provided in this Agreement, no Member shall have any authority to act for, assume, enter into or undertake any obligation, liability, indebtedness, contract or responsibility in the name or on behalf of any other Member.

2.3   Conflicts of Interest

(a) Nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any affiliate of a Member, to conduct any business or activity whatsoever without any accountability to the Company or to any other Member, it being understood by each Member that the other Members or their respective affiliates may be interested, directly or indirectly, in various other businesses and undertakings not involving the Company. Neither the

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Company nor any of the Members shall have any right by virtue of this Agreement in and to such other businesses or to the income, profits or proceeds thereof, and nothing herein shall require any Member to give notice to any other Member of such business ventures or to present to the Company or to any other Member any opportunity of any kind or nature whatsoever, even though such opportunity might come to the attention of or be available to the Member through that Member's participation in the Company. Each Member hereby waives any rights such Member might have against each other Member for capitalizing on or taking advantage of information learned as a consequence of such Member's knowledge of the affairs of the Company.

(b) A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if either (i) the transaction is fair to the Company or (ii) a Majority of the remaining Members knowing the material facts of the transaction and the Member's interest, authorize, approve, or ratify the transaction.

2.4 Representations and Warranties

Each Member, and in the case of an organization, each person executing this Agreement on behalf of the organization, hereby represents and warrants to the Company and each other Member that:

(a) If it is an organization, that it is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full organizational power to execute and agree to this Agreement and to perform its obligations here-under and that each persons who have signed this Agreement are duly authorized to execute this Agreement on the Member's behalf;

(b) It is acquiring its Distributional Interest (as defined in Section 6.1 hereof) in the Company for the Member's own account as an investment and without an intent to distribute the interest;

(c) It acknowledges that its Distributional Interest in the Company has not been registered under the Securities Act of 1933 or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements; and

(d) It acknowledges that its investment in the Company is subject to risk, that there is no guarantee that the Company or its business will be successful, and that absent a specific written agreement duly executed by the Company and all the Members, no individual Member is responsible for funding any losses incurred by the Company.

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ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1   Board of Managers

The management of the Company's business shall be vested in its Board of Managers (the "Board"). The Board shall be made up of at least 3 individuals, one of whom must be a Member of the Company and others of whom need not be Members of the Company (collectively, the "Managing Directors"). The names and addresses of the Managing Directors are set forth in Exhibit A hereto, as such exhibit may be revised and updated from time to time.

3.2   Election; Term

(a) From and after the respective terms of the initial Managing Directors, each successor Managing Director shall be elected by a vote of Members holding a majority of the Distributional Interests of the Company. Each Managing Director shall serve at the pleasure of the Members and shall not have any contractual right to such position.

(b) Each Managing Director shall serve until the earliest of:

(i) The death, incapacity or bankruptcy of such Managing Director;

(ii) The resignation of such Managing Director; or

(iii) The removal of the Managing Director by the vote of Members holding a majority of the Distributional Interests of the Company.

3.3   Authority to Bind the Company

(a)   Only the Board and agents of the Company specifically authorized by the Board shall have the authority to bind the Company. No Member who is not either a Managing Director or otherwise authorized as an agent shall take any action to bind the Company, and each Member shall indemnify the Company for any costs or damages incurred by the Company as a result of the unauthorized action of such Member.

(b)   Subject to Section 3.7 hereof, the Board shall have sole authority to manage the Company and is authorized and has the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company, including, without limitation:

(i) The institution, prosecution and defense of any proceeding in the Company's name;

(ii) The purchase, receipt, lease or other acquisition, ownership, holding, improvement, use and other dealing with, property, wherever located;

(iii) The sale, conveyance, mortgage, pledge, lease, exchange, and other disposition of property;

(iv) The entering into contracts and guaranties; incurring of liabilities; borrowing money, issuance of notes, bonds, and other obligations; and the securing of any of its obligations by mortgage or pledge of any of its property or income;

(v) The lending of money, investment and reinvestment of the Company's funds, and receipt and holding of property as security for repayment, including, without limitation, the loaning money to, and otherwise helping Members, officers, employees, and agents;

(vi) The conduct of the Company's business, the establishment of Company offices, and the exercise of the powers of the Company within or without the State of Hawaii;

(vii) The appointment of employees and agents of the Company, the defining of their duties and the establishment of their compensation;

(viii) The payment of pensions and establishment of pension plans, pension trusts, profit sharing plans, and benefit and incentive plans for all or any of the current or former Members, employees, and agents of the Company;

(ix) The making of donations to the public welfare or for religious, charitable, scientific, literary or educational purposes;

(x) The payment or donation, or any other act that furthers the business and affairs of the Company;

(xi) The payment of compensation, or additional compensation to any or all Members, and employees on account of services previously rendered to the Company, whether or not an agreement to pay such compensation was made before such services were rendered;

(xii) The purchase of insurance the life of any of its Members, or employees for the benefit of the Company;

(xiii) The participation in partnership agreements, joint ventures, or other associations of any kind with any person or persons; and

(xiv) The indemnification of Members or any other person.

(c) The Board may delegate to a committee of Members, an individual Member, or an employee of the Company any management responsibility or authority, except those matters described in Section 3.7 hereof, and may designate such committee, Member or employee with a title commensurate with such responsibility or authority. The Board may also appoint an Advisory Board, the members of which need not be Members of the Company, to advise the Board on the operation and business of the Company. Any guidance or direction of the Advisory Board is not binding upon the Board or the Company, and the members of the Advisory Board who are not also Managing Directors shall owe no fiduciary duty to the Company and the Members.

3.4   Actions of the Managing Directors

The Board has the power to bind the Company as provided in this Article 3. The Board may take action by unanimous written consent of the Managing Directors. Any difference arising as to any matter within the authority of the Board shall be decided by a majority vote of the Managing Directors. No act of a Managing Director in contravention of such determination shall bind the Company to persons having knowledge of such determination.

3.5   Compensation of Managing Director

Each Managing Director shall be provided distribution as set out in Exhibit A for managing the Company and may be entitled to compensation, in an amount to be determined from time to time, by the vote of Members holding a majority of the Distributional Interests of the Company.

3.6   a) Managing Directors' Standard of Care

A Managing Director's duty of care in the discharge of the Managing Director's duties to the Company and to the other Members is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. In discharging its duties, a Managing Director shall be fully protected in relying in good faith upon the records maintained by the Company and upon such information, opinions, reports or statements by any of the Company's other Members, or agents, or by any other person, as to matters the Managing Director reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets of the Company, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

3.6   b) Director Protection for Considerations of the Environment and Society

In discharging his or her duties, and in determining what is in the best interests of the Company, a Managing Director shall not be required to regard any interest, or the interests of any particular group affected by such action, as a dominant or controlling interest or factor. He or she shall give due consideration to the following factors, including, but not limited to, the long-term prospects and interests of the Company and its Members, and the social, economic, legal, or other effects of any action on the current and retired employees, the suppliers and customers of the Company or its subsidiaries, and the communities and society in which the Company or its subsidiaries operate, (collectively, with the Members, the "Stakeholders"), together with the short-term, as well as long-term, interests of its Members and the effect of the Company's operations (and its subsidiaries' operations) on the environment and the economy of the state, the region and the nation.

Nothing in this Article express or implied, is intended to create or shall create or grant any right in or for any person other than a Member or any cause of action by or for any person other than a Member.

Notwithstanding the foregoing, any Managing Director is entitled to rely upon the definition of "best interests" as set forth above in enforcing his or her rights hereunder, and under state law and such reliance shall not, absent another breach, be construed as a breach of a Managing Director's fiduciary duty of care, even in the context of provisions set forth in Article 9 herein.

3.7   Actions Requiring Unanimous Consent of Members

Notwithstanding the provisions of Section 3.1 hereof, no act shall be taken, sum expended, decision made or obligation incurred by the Company or the Members on behalf of the Company or the officers on behalf of the Members with respect to a matter within the scope of any of the major decisions enumerated below (hereinafter referred to as "Major Decisions"), unless such Major Decision has been unanimously approved by all of the Members. The Major Decisions shall be as follows:

(a)   Selling, leasing, mortgaging, or other transferring of all or substantially all of the assets of the Company;

(b)   Admitting additional Members into the Company, except to the extent otherwise contemplated in this Agreement;

(c) Designating a "Tax Matters Partner" pursuant to Section 3.11 hereof; and

(d) Amending this Agreement pursuant to Section 12.2 hereof.

3.8   Responses to Requests for Major Decisions

All Major Decisions shall be made by the Members in a timely manner with due regard for the necessity of obtaining and evaluating the information necessary for making the Major Decisions. The Members shall use extraordinary efforts to respond quickly to any Member's written request for action on a Major Decision, and, in any event, each Member shall respond within ten business days after the request is received or deemed received pursuant to Section 12.6 hereof.

3.9 Resolution of Disputes

If the Members are unable to agree on any Major Decision, any Member may submit the matter to arbitration pursuant to Section 12.5 hereof.

3.10 Indemnification and Insurance

(a) The Company, its receiver or its trustee shall indemnify and save harmless the Members serving on the Board and their respective partners, directors, officers and employees from and against any and all judgments and claims arising out of or resulting from any liability to or damage incurred by any person or entity by reason of any act or omission by any of them within the scope of their authority under this Agreement, but excluding any action for fraud, willful misconduct, criminal acts or gross negligence. The foregoing indemnity shall include reasonable attorneys' fees incurred by such Member, to the extent incurred in the defense of any such act or omission. Such attorneys' fees may be paid or incurred as Company expenses.

(b) The Company may purchase, at the Company's expense, liability insurance protecting the Members serving on the Board and their respective partners, officers, directors and employees against liabilities with respect to which such persons are entitled to indemnification pursuant to Section 3.10(a) hereof. All judgments against the Company or any Member serving on the Board with respect to which such Member is entitled to indemnification shall first be satisfied from any insurance proceeds available therefor and then from the Company's assets, before any Member shall be responsible for such obligations.

3.11 "Tax Matters Partner"

By unanimous written consent, the Members shall designate one of the Members serving on the Board as the "Tax Matters Partner" of the Company within the meaning of Section 6231(a)(7) of the Code. Such designee shall execute and file all documents and do all things required of a Tax Matters Partner under the Code and, in its capacity as Tax Matters Partner, shall promptly notify the other Members of the commencement of any administrative or judicial proceedings involving the tax treatment of items of Company income, gain, loss, deduction or credit and shall keep the other Members informed of all material developments in such proceedings. To the extent permitted under the Code, the other Members shall have the right to participate in any such proceedings.

3.12 Credit, Assets of Company

The credit and assets of the Company shall be used solely for the benefit of the Company and shall not be used to further the personal gain of any Member. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a

Member. In the event the Company is made a party to any obligation, or otherwise incurs any losses or expenses as a result of or in connection with personal obligations or liabilities of any Member unconnected with the Company business, such Member shall reimburse the Company for all such losses or expenses incurred by the Company, including reasonable attorneys' fees, and the cash distributions pursuant to Article 7 hereof of any such Member may be charged therefor.

ARTICLE 4

MEMBER MEETINGS

4.1   Calling

(a) A meeting of the Members for any purpose or purposes may be called at any time by the Board, and shall be called upon the written request of any Member. Within thirty days of the receipt and verification of any such written request, the Board must call a meeting of the Members. If the Board fails to call the meeting as required by this Section, the person or persons making the demand may, at the expense of the Company, call the meeting by giving the notice described in Section 4.2 hereof.

4.2   Notice

(a) Written notice of each meeting of the Members, stating the date, time, place and purposes, must be given to every Member not less than five days nor more than sixty days prior to the meeting. Notice must be sent via email, and such notice shall be deemed to be delivered when sent to an email address commonly used in communication with the Member. If notice is given as aforesaid, nonreceipt of such notice by any Member shall not invalidate any business done at any meeting at which a quorum is present.

(b) Business transacted at a meeting of the Members is limited to the purposes stated in its notice. If all Members are present physically or virtually via video or phone, additional business may be transacted.

(c) The presence of any Member at any meeting shall constitute a waiver of the requirement of giving of notice of said meeting to such Member, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Any Member may, prior to, at the meeting, or subsequent thereto, waive notice of any meeting in writing signed by such Member or a duly authorized attorney-in-fact thereof.

4.3   Conduct; Adjournment

(a) Each meeting shall be conducted by the Managing Director or Member requesting such meeting or by such other person that the Managing Director or the Member requesting such meeting may designate.

(b) Each Member may authorize any person to act for it by proxy on all matters in which a Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Member or its attorney-in-fact. No proxy shall be valid after the expiration of eleven months for the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it.

(c) Minutes of the action taken at each meeting shall be kept with the Company's records.

(d) Any meeting may be adjourned, from time to time, to another date, time and place. If at the time of adjournment, the person conducting the meeting announces the date, time and place at which the meeting will be reconvened, it is not necessary to give any further notice of the reconvening.

(e) Members may participate in meetings via phone or video conference.

4.4   Quorum

A majority of the Members of the Company, represented in person by proxy, or by phone or video-conference, shall constitute a quorum for the transaction of business at any meeting of the Members. If a quorum is present, the affirmative vote of the majority of the Distributional Interests represented at the meeting shall be the act of the Members and shall be valid and binding upon the Company, except as otherwise specifically provided by the Act or this Agreement.

4.5   Action Without Meeting

Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, including via email, setting forth the action so taken, shall be approved in writing, including via email, by the Members who hold the amount of Distributional Interests that would be required to take the same action at a meeting of the Members at which all Members were present. The written consent is effective when signed by the Members, or approved via email by the Members, holding the required amount of Distributional Interests, unless a different effective time is provided in the written consent. When action is taken by the written consent of less than all the Members, the Company will immediately notify all Members of the text and effective date of such written consent; provided, however, that the failure to provide such notice does not invalidate the action taken by the written consent.

ARTICLE 5

CONTRIBUTIONS AND CAPITAL ACCOUNTS

5.1   Initial Contribution

Each Member has contributed or is deemed to have contributed to the capital of the Company in the amount (if any) set forth in Exhibit A hereto, as such exhibit may be revised and updated from time to time. No interest shall accrue on any contribution and no Member shall have the right to withdraw or be repaid any contribution except as provided in this Agreement. Each Additional Member (as such term is defined in Section 9.1 hereof) shall be required to make an initial contribution in the form and amount as determined by the existing Members.

5.2   Additional Contributions

There shall be no obligation for Members to make additional contributions to the Company. However, a Member may make additional capital contributions to the Company with the written consent, including consent via email, of all of the Members. In the event any additional capital contribution is made, the Members shall cause Exhibit A hereto to be revised and updated to accurately reflect the information summarized therein.

5.3   Maintenance of Capital Account

The Company shall establish and maintain a capital account for each Member. Each Member's Capital Account shall be increased and decreased in accordance with Article 6 hereof.

5.4   Advances

If any Member shall advance any funds to the Company in excess of its Capital Contribution, the amount of such advance shall neither increase its Capital Account nor entitle it to any increase in its share of the distributions of the Company. The amount of any such advance shall be a debt obligation of the Company to such Member and shall be repaid to it by the Company with interest at a rate equal to the lesser of (i) the Hawaii USA Federal Credit Union Base Rate, and (ii) the maximum rate permitted by applicable law, and upon such other terms and conditions as shall be mutually determined by such Member and the Company. Any such advance shall be payable and collectible only out of Company assets, and no other Member shall be personally obligated to repay any part thereof.

ARTICLE 6

ALLOCATION OF PROFITS AND LOSSES

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6.1   Distributional Interests

Subject to any provisions hereof to the contrary, the Members' respective distributive shares of all income, gains, profits, losses, expenses, obligations and liabilities of the Company ("Distributional Interests") shall be in the percentages set forth in Exhibit A hereto, as such exhibit may be revised and updated from time to time. The provisions of this Article 6 shall not be deemed to give a Member an interest in any amount credited to the capital account of any other Member.

6.2   Allocation on a Fiscal-Year Basis

Profits and Losses shall be allocated to the Members separately with respect to each fiscal year of the Company. The Profits, Losses and any other items attributable to any period shall be determined on a daily, monthly or other basis, as determined by the Members in their discretion using any permissible method under Section 706 of the Code or the Treasury Regulations promulgated with respect thereto. For purposes hereof:

(a)   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's capital account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(i)   Credit to such capital account an amount equal to the sum of (A) any amount such Member is obligated to restore to any deficit balance in such Member's capital account upon liquidation of the Company or the Member's interest in the Company, as determined pursuant to Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations, (B) such Member's share of the Company's Minimum Gain, as determined pursuant to Section 1.704-2(g) of the Treasury Regulations, and (C) such Member's share of the Minimum Gain attributable to any Member Nonrecourse Debt, as determined pursuant to Section 1.704-2(i)(5) of the Treasury Regulations; and

(ii)   Debit to such capital account the items described in clauses (4), (5), and (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(b)   "Capital Event" means (i) a sale or other disposition of all or part of the real property or other assets of the Company, (ii) any loan made to the Company, (iii) the refinancing of any indebtedness of the Company, (iv) the condemnation of all or any part of the Company's real property or other assets, (v) any insurance recovery relating to the Company's real property or other assets, or (vi) any other transaction the proceeds of which, in accordance with generally accepted accounting principles, are considered to be capital in nature.

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(c)   "Cash Flow" means, for any fiscal year or other period, the amount by which the Company's gross cash receipts for such fiscal year or other period (exclusive of any capital contributions and any receipts attributable to a liquidation described in Section 11.4(b) hereof) exceed the Company's cash disbursements during such fiscal year or other period for organizational expenses, Company expenses, and principal, interest and other payments made to lenders to the Company.

(d)   "Cash Flow From Operations" means, with respect to any fiscal year or other period, the Company's Cash Flow from the operation of the Company business and any and all other sources, but excluding Proceeds From a Capital Event.

(e)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of subsequent superseding revenue laws.

(f)   "Minimum Gain" is defined in Section 1.704-2(d) of the Treasury Regulations.

(g)   "Member Nonrecourse Debt" is defined in Section 1.704-2(b)(4) of the Treasury Regulations.

(h)   "Proceeds From a Capital Event" means the net cash proceeds received by the Company from any Capital Event remaining after (i) the payment or provision for all Company debts, obligations and reserves required or permitted to be paid, incurred or established in connection with the Company's receipt of such proceeds, and (ii) the payment of all expenses incurred by the Company in connection with such Capital Event.

(i)   "Profits" and "Losses" mean, for each fiscal year or other period, the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (including in such taxable income or loss all items of income, gain, loss or deduction required to be stated separately), increased by any income of the Company which is exempt from federal income tax and decreased by any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations. For purposes of determining Profits and Losses, depreciation, depletion, amortization, gain and loss with respect to any property (including intangibles), which under Sections 1.704-1(b)(2)(iv)(d) and (b)(2)(iv)(f) of the Treasury Regulations, is properly reflected on the books of the Company at a book value that differs from the adjusted tax basis of such property shall be determined based on the book value of such property, in accordance with the principles of Section 1.704-1(b)(2)(iv)(g) of the Treasury Regulations. The original book value of any property contributed to the Company, or owned by the Company when its capital accounts are revalued in accordance with Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, shall equal the fair market value of such property, as agreed to by the Members, at the time of such contribution or revaluation, as the case may be. The adjusted book value of such property shall equal its original book value, reduced by any book depreciation, depletion or amortization with respect to such property. The book depreciation, depletion and amortization for a period with respect to such property shall equal an amount that bears the same relationship to the book value of such property as the depreciation (or cost recovery deduction), depletion or amortization computed for federal income tax purposes with respect to such property for such period bears to the adjusted tax basis of such property. If the adjusted tax basis of such property is zero, book depreciation, depletion or amortization shall be determined by any reasonable method selected by the Members.

(j)   "Treasury Regulations" means the final, proposed and temporary regulations promulgated by the United States Department of the Treasury to interpret or provide other guidance with respect to the Code, including any amendments thereto and any corresponding provisions of any succeeding regulations.

6.3   Allocation of Profits and Losses

Except as provided in Sections 6.4 and 6.5 hereof, the Profits and Losses for each fiscal year shall be allocated as follows:

(a)   Profits for each fiscal year shall be allocated to the Members in proportion to their respective Distributional Interests.

(b)   Losses for each fiscal year shall be allocated to the Members in proportion to their respective Distributional Interests.

(c)   Except as otherwise provided in Section 6.3(d) hereof, each item of income, gain, deduction and loss for federal income tax purposes shall be allocated to the Members in accordance with the allocation of the corresponding item of Profits or Losses.

(d)   (i) In accordance with Section 704(c) of the Code and the Treasury Regulations promulgated with respect thereto, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members, solely for federal and state income tax purposes and not for purposes of the preceding paragraphs of this Section 6.3, so as to take account of any variation between the Company's initial tax basis in the property and the fair market value of the property at the time of contribution.

(ii) If the capital accounts of the Members are increased or decreased to reflect a revaluation of Company assets (including intangible assets, such as goodwill) on the Company's books, subsequent allocations of income, gain, loss and deduction with respect to such assets shall take account of any variation between the adjusted tax basis and the book value of such assets in the same manner as such variation is taken into account under Section 704(c) of the Code.

(iii) Any elections or other decisions relating to allocations made pursuant to this Section 6.3(d) shall be made by the Members in any manner which reasonably reflects the purposes and intention of this Agreement. Allocations of tax items under this Section 6.3(d) shall in no way affect or be taken into account in computing any Member's capital account or right to distributions under this Agreement.

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6.4   Regulatory Allocations

Notwithstanding any other provision of this Article 6 to the contrary, the following special allocations (if and to the extent applicable) shall be made in the following order prior to any allocations made pursuant to Section 6.3 hereof:

(a)   If there is a net decrease in the Company's Minimum Gain during a fiscal year of the Company, there shall be allocated to the Members, before any other allocation of Company items for such fiscal year is made under Section 704(b) of the Code, items of income and gain for such year (and, if necessary, subsequent years) in the amounts and proportions set forth in Section 1.704-2(f) of the Treasury Regulations.

(b)   If there is a net decrease in the Minimum Gain attributable to a Member Nonrecourse Debt during a fiscal year of the Company, there shall be allocated to any Member with a share of the Minimum Gain attributable to such Member Nonrecourse Debt items of income and gain for such year (and, if necessary, subsequent years) in the amounts and proportions set forth in Section 1.704-2(i)(4) of the Treasury Regulations.

(c)   If a Member unexpectedly receives an adjustment, allocation or distribution described in clause (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, there shall be allocated to such Member items of income and gain (consisting of a pro rata portion of each item of the Company income, including gross income and including gain for the fiscal year of the Company in which such adjustment, allocation or distribution occurs) in an amount and manner sufficient to eliminate as quickly as possible any Adjusted Capital Account Deficit in such Member's capital account created or increased by such adjustment, allocation or distribution.

(d)   All "nonrecourse deductions" (within the meaning of Section 1.704-2(c) of the Treasury Regulations) shall be allocated to the Members in proportion to their respective Distributional Interests.

(e)   Any item of Company loss, deduction or Section 705(a)(2)(B) expenditure attributable to a Member Nonrecourse Debt shall be allocated to the Member or Members bearing the economic risk of loss for such debt in the amounts and proportions set forth in Section 1.704-2(i)(1) of the Treasury Regulations.

(f)   If an allocation of Losses otherwise required by Section 6.3 hereof would cause or increase an Adjusted Capital Account Deficit for a Member, then items of Losses equal to such excess deficit shall be reallocated from such Member to the other Members in proportion to their respective interests in the Losses of the Company for the fiscal year (to the extent that such reallocation does not create or increase an Adjusted Capital Account Deficit for any such other Member).

(g)   To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations, to be taken into account in determining capital accounts, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with that in which their capital accounts are required to be adjusted pursuant to said Section 1.704-1(b)(2)(iv)(m).

6.5   Curative Allocations

The allocations set forth in Section 6.4 hereof (the "Regulatory Allocations") are intended to comply with certain requirements set forth in Treasury Regulations issued under Section 704(b) of the Code. Notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent practicable, the total net allocations of Profits, Losses and other items made to each Member shall equal the total net allocations that would have been made to such Member if the Regulatory Allocations had not occurred.

ARTICLE 7

DISTRIBUTIONS

7.1   Distribution of Cash Flow

Except as provided in Sections 7.3 and 7.4 hereof, all Cash Flow From Operations and Proceeds from a Capital Event for each fiscal year of the Company shall be distributed to the Members within ninety days after the end of such fiscal year, in proportion to their respective Distributional Interests.

7.2   In-Kind Distributions

If all Members so agree, Company assets may be distributed in kind under this Article 7. In any such event, the assets shall be distributed on the basis of the fair market values thereof, as agreed to by the Members. The difference, if any, between the book value of any asset on the books of the Company and its fair market value shall, for purposes of this Agreement, be treated as gain or loss realized by the Company and shall be allocated among the Members in accordance with Article 6 hereof.

7.3   Conditions to and Timing of Distributions

The Company shall not distribute any amount pursuant to Section 7.1 hereof at any time when such distribution is prohibited by the provisions of any loan agreement or other agreement entered into by the Company. Additionally, distributions may be restricted or suspended for limited periods when the Board determines, in its discretion, that such action is in the best interests of the Company. Finally, prior to making any distributions pursuant to Section 7.1 hereof, the Company shall apply the Company's gross receipts as follows:

(a)   First, to the extent not previously reimbursed to the Members or their respective affiliates, the Members and their respective affiliates shall be paid an amount equal to (i) all organizational expenses paid by the Members or their respective affiliates, and (ii) all costs and expenses incurred by the Members or their respective affiliates in connection with the formation and operation of the Company;

(b)   Second, all Company expenses shall be paid; and

(c)   Third, the Company shall establish and maintain reasonable reserves for working capital, purchase of capital assets, improvements and replacements, security deposits, contingencies and anticipated obligations, in each case in such amount or amounts as determined by the Board in its discretion.

7.4   Withholding from Distributions

The Company is authorized to withhold from any cash distribution to any Member amounts necessary to comply with the Code (including, without limitation, Section 1446 of the Code, which requires withholding based on allocations of Profits), the Treasury Regulations and the tax laws of the State of Hawaii and to remit such withheld amounts to the Internal Revenue Service, the Hawaii Department of Taxation or any other proper governmental authority. Any amount withheld pursuant to this Section 7.4 shall, for purposes of this Agreement, be treated as having been distributed to the Member from whom it was withheld, and, to the extent that such withholding exceeds the amount otherwise distributable to such Member, such Member shall immediately contribute the amount of such excess to the capital of the Company.

ARTICLE 8

FISCAL AFFAIRS

8.1   Books and Records

The Board shall maintain, or cause to be maintained, true and accurate books and records of account with respect to the Company, including a capital account for each Member, in accordance with customary and usual bookkeeping practices.

8.2   Fiscal Year

Subject to the requirements of the Code, the fiscal year of the Company shall be the calendar year.

8.3   Bank Accounts

The Company shall keep its bank accounts with such banks and other financial institutions as may be designated by the Board. All funds of the Company shall be deposited in its name in such checking and savings accounts, certificates of deposit, United States government obligations or other short-term interest bearing accounts as are selected by the Board in its discretion. Withdrawals therefrom shall be made on such signature or signatures as the Board determine in its discretion.

8.4   Financial and Tax Reports

The Board shall prepare, or cause accountants selected by the Board to prepare, financial statements (i.e., balance sheet and statement of profit or loss, Members' equity and changes in financial position) on a periodic basis, in accordance with generally accepted accounting principles consistently applied, and Company information necessary for the preparation of the Members' federal and State of Hawaii income tax returns. Upon the close of each fiscal year, the Members may elect to cause the books and records of the Company to be reviewed or audited by an independent certified public accountant, who shall render an opinion on the financial condition of the Company within ninety days after the end of such fiscal year. Copies of financial statements shall be distributed to each Member on a periodic basis, and copies of such tax information and audit reports, if any, shall be distributed to each Member within ninety days after the close of each fiscal year of the Company.

8.5   Tax Returns and Other Governmental Reports

The Board shall prepare or cause income tax returns for the Company to be prepared by accountants selected by the Board, and shall timely file such returns with the appropriate authorities. The Board shall prepare or cause to be prepared and timely filed with appropriate federal, state and local regulatory and administrative bodies, all reports required by such bodies under applicable laws, rules and regulations. Such reports shall be prepared on the accounting or reporting basis required by such regulatory and administrative bodies.

ARTICLE 9

ADDITIONAL MEMBERS AND
TRANSFERS OF COMPANY INTERESTS

9.1   Admission of Additional Members

The Members may, by unanimous written consent, permit the admission of additional Members of the Company (each an "Additional Member").

9.2   Limitations on Transfers

(a)   No Member shall be entitled to sell, exchange, assign, transfer, pledge, hypothecate or encumber, directly or indirectly, voluntarily or involuntarily, all or any part of such Member's right, title and interest in and to the Company ("Company Interest") without the prior written consent of the other Members. Such consent may be withheld in the sole and unreviewable discretion of any of the other Members, with or without cause or reason. The following shall be deemed assignments within the meaning of this Section 9.2:

(i) any sale or transfer of a general partnership interest in a Member;

(ii) any admission, withdrawal or retirement of a general partner in a Member;

(iii) one or more sales or transfers, by operation of law or otherwise, or the creation of new stock, by which an aggregate of more than thirty percent of the stock of a Member (or the corporate general partner of a Member) becomes vested in a party or parties who are not stockholders in such corporation as of the date immediately preceding the first of such sales or transfers; or

(iv) any other transfers or series of transfers which result in a change, directly or indirectly, in the control of a Member. For purposes of this Section 9.2, stock ownership shall be determined in accordance with the principles set forth in Section 544 of the Code.

(b)   In addition to the requirements of Section 9.2(a), no Member shall sell all or any part of the Member's rights, title and interest in and to its Distributional Interest, whether voluntarily or by operation of law, except in accordance with the provisions of this Section 9.2(b). Subject to and in accordance with the provisions herein-after contained, if a Member receives a written offer to purchase any or all of the Member's Distributional Interest (the "Offer"), the Member shall provide the other Members a copy of the Offer. The other Members shall have the right and option to purchase all of the available Distributional Interest on the same terms and conditions as set forth in the Offer, exercisable by notice of election so to do, delivered to the selling Member within thirty (30) days after the date the Offer was provided by the selling Member to the purchasing Member. If the other Member does not so elect to exercise the right of first refusal, then the selling Member may sell such Distributional Interest pursuant to the Offer, provided the sale is completed no later than 120 days after the earlier of (i) the expiration of date such thirty (30) day period, or (ii) the date the other Member waived the right of first refusal. In the event a Member wishes to exercise its right of first refusal under this Section 9.2(b) above, it shall deliver to the other Member the notice of exercise.

(c)   Nothing in this Article 9 shall be deemed to prohibit or prevent, or to require the consent of any party with respect to, (i) any sale, assignment or transfer of an interest as a limited partner in a Member, (ii) any assignment resulting from the reorganization of a Member to another form of entity so long as such reorganization does not result in a change of control and does not cause a technical termination of the Company, (iii) any assignment or transfer to a person or entity which controls, is controlled by, or is under common control with the subject Member or (iv) any pledge of a Member's Company Interest (including the rights of the Member to receive distributions hereunder) to a person or entity providing financing to the Company, provided that such pledge does not create additional liability for the non-pledging Members and that no non-pledging Member is required to subordinate its interest or rights in any manner. The rights of a pledgee of any Company Interest shall be limited solely to the receipt of proceeds due the pledging Member and shall not include any right to manage.

9.3 <u>Admission of Substituted Members</u>

(a) If a selling Member (the "Selling Member") sells, assigns, transfers or conveys such Member's Company Interest, or portion thereof, to an outside purchaser in accordance with Section 9.2 hereof, the Selling Member may designate the outside purchaser as a substituted member. If such a designation is made, the outside purchaser shall be entitled to be admitted to the Company as a "Substituted Member," provided that the following conditions are complied with:

(i) The sale, assignment, transfer or conveyance of the Selling Member's Company Interest shall be evidenced by a duly executed written instrument, the terms of which are not in contravention of any provision of this Agreement;

(ii) The assignor and assignee named in such written instrument shall execute, acknowledge and deliver to the Company such other instrument or instruments as the Members deem necessary or desirable to effectuate such admission;

(iii) The assignee shall have agreed in writing to all of the terms and conditions of this Agreement, as the same may have been amended;

(iv) The assignor or assignee, as the case may be, shall have paid all debts of the assignor then due and payable to the Company (including any interest accrued thereon);

(v) The assignor or assignee, as the case may be, shall have paid all reasonable expenses incurred by the Company in connection with such admission, including, without limitation, legal fees and costs;

(vi) If required by the Members, the assignor or assignee, as the case may be, shall have delivered to the Company an opinion of counsel addressed to the Company (which counsel and opinion are reasonably satisfactory to the Members) stating that an exemption from registration or qualification under the Securities Act of 1933, Chapter 485 of the Hawaii Revised Statutes and all other statutes, rules or laws of any state which may be applicable thereto is available with respect to the sale, assignment, transfer or conveyance of the Selling Member's Company Interest; and

(vii) If required by the Members, any assignee of a Company Interest who is an individual shall file with the Company such proof of age as the Members deem necessary, and any attempted assignment or transfer of a Company Interest to an individual under the age of eighteen years shall be void and ineffectual.

(b) The requirements of this Section 9.3 shall be in addition to the consents required by Section 9.2 hereof.

9.4   Restrictions on Assignees

An assignee of a Company Interest, or portion thereof, who does not become a substituted Member shall have no right to require any information or account of the Company's transactions, to inspect the Company books, or to vote on any of the matters as to which a Member would be entitled to vote under this Agreement. Notwithstanding the foregoing, such assignee shall nevertheless remain subject to all restrictions, limitations and obligations (capital or otherwise) previously applicable to its assignor. Such assignee shall only be entitled to receive the distributions to which its assignor otherwise would be entitled.

9.5   Record Ownership of Company Interests

Until such time as the requirements of this Article 9 have been complied with and the Members have recorded the transfer of a Company Interest on the books of the Company, the Company and the Members shall be entitled to treat the record owner of such Company Interest as the absolute owner thereof in all respects. Distributions shall be made to the record owner of the Company Interest on the date of distribution, and the Company and the Members shall incur no liability for distributions made in good faith to such record owner. Any transferee of a Company Interest shall succeed to the capital account of the transferor Member to the extent it relates to the transferred interest. Determinations made by the Members pursuant to this Section 9.5 shall be binding on the transferor Member and the transferee.

9.6   Nonconforming Transfers Void

Any attempted sale, exchange, assignment, transfer, pledge, hypothecation or encumbrance in violation of this Article 9 shall be void and ineffective and shall not bind the Company or the Members.

9.7   Death, etc. of a Member. The death, disability, withdrawal, retirement or adjudication as a bankrupt of a Member shall not, except as expressly provided in this Agreement or by law, result in the dissolution of the Company, but the rights of such Member to share in the profits and losses of the Company and to receive distributions of Company funds shall, upon the happening of such an event, devolve upon the Member's estate, legal representative or successors in interest, as the case may be, subject to this Agreement, and, unless dissolved as a result thereof, the Company shall continue as a limited liability company.

9.8   Member Dissociation. A Member shall be deemed for all purposes of this Agreement to be dissociated from the company when the Member provides the Company with a written notice of dissociation at least sixty (60) days' prior to the date of dissociation. The rights of the Member to share in the profits and losses of the Company and to receive distributions of Company funds shall cease upon the date of dissociation. The Member's Distributional Interest will revert to the company and be distributed to the remaining Members or be distributed to a new Member or Members as determined by a vote of Members holding a majority of the Distributional Interests of the Company. If there remains outstanding loans provided by the dissociated Member to the Company or if the Member has not received distributions equal to the Member's initial investment, the Member will receive a promissory note from the company for the outstanding balance of the loan or investment and interest at a rate equal the Hawaii USA Federal Credit Union Base Rate. This amount will be paid by future annual distributions equal to the Distributional Interest on the date of dissociation.

ARTICLE 10

DEFAULT

10.1 Default

A Member shall be deemed for all purposes of this Agreement to have committed a default ("Default") hereunder upon the occurrence of any of the following:

(a)   The making or attempting to make of any sale, assignment or transfer of the Member's Company Interest other than as permitted in Article 9 hereof.

(b)   The bankruptcy or insolvency of the Member. For this purpose, "bankruptcy or insolvency" shall be deemed to occur if the Member (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudicated bankrupt or insolvent, (iv) files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any law or rule, (v) files an answer or pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of such nature, or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Member or all or any substantial part of the Member's assets. If there shall be filed against a Member any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any rule or law, "bankruptcy or insolvency" shall be deemed to have occurred if, one hundred and twenty days after the commencement thereof, the proceeding has not been dismissed, or if, within ninety days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of the Member's assets, the appointment is not vacated or stayed or within ninety days after the expiration of any such stay, the appointment is not vacated.

(c)   The levy or attachment of the whole or any portion of the Member's Company Interest and the failure to have such levy or attachment released or discharged within sixty days after such levying on or attaching of the Member's Company Interest.

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(d)   The beginning of any litigation by a creditor against a Member that creates a substantial risk that Company assets will become involved in such litigation or that the creditor or creditor's assignees will succeed to all or part of the Member's Company Interest.

(e)   The attempt of a Member to withdraw from, dissolve, terminate or liquidate the Company in violation of this Agreement.

(f)   The dissolution of the Member. For purposes of this Agreement, "dissolution" shall be deemed to have occurred (i) in the case of a corporate Member, upon the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, or (ii) in the case of a Member comprised of a partnership or a limited liability company, upon the dissolution and commencement of winding up of such entity.

(g)   The Member willfully or persistently commits a breach of this Agreement, or otherwise engages in conduct in matters relating to the business of the Company in such a manner as to evidence a disregard for the best interests of the other Member and/or such Member's affiliates.

10.2   Procedures Upon Default

(a)   Upon the occurrence of a Default by any Member, the rights of the Member to share in the profits and losses of the Company and to receive distributions of Company funds shall cease. The Member's Distributional Interest will revert to the company and be distributed to the remaining Members or be distributed to a new Member or Members as determined by a vote of Members holding a majority of the Distributional Interests of the Company. In the case of bankruptcy or insolvency of the Member as described in 10.1(b), if there remains outstanding loans provided by the Member to the Company or if the Member has not received distributions equal to the Member's initial investment, the Member will receive a promissory note from the company for the outstanding balance of the loan or investment and interest at a rate equal the Hawaii USA Federal Credit Union Base Rate. This amount will be paid by future annual distributions equal to the Member's Distributional Interest on the date of Default.

ARTICLE 11

TERM AND TERMINATION

11.1   Term

The Company shall commence on the Effective Date and shall continue until Articles of Termination are filed, unless sooner terminated pursuant to statute or any provision of this Agreement.

11.2   Events of Dissolution

The Company shall be dissolved upon the first to occur of the following:

(a)   The expiration of the term of the Company or election for earlier termination as set forth in Section 11.1 hereof;

(b)   The unanimous agreement of all Members to dissolve the Company;

(c)   The death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event under the Act that terminates the continued membership of a Member in the Company unless, within ninety days after the occurrence of such an event, all of the remaining Members agree in writing to continue the business of the Company and to the appointment, if necessary or desired, effective as of the date of such event, of one or more Additional Members;

(d)   The sale, exchange or other disposition of all or substantially all of the Company's assets and the Company's receipt of the proceeds thereof; or

(e)   The purchase by one Member of all the Company Interests.

11.3   Effective Date of Dissolution

The dissolution of the Company shall be effective on the day on which the event giving rise to the dissolution occurs, but the Company shall not terminate until all of its affairs have been wound up and its assets distributed as provided in this Article 11.

11.4   Procedures upon Dissolution

(a)   Upon a dissolution of the Company for any reason other than the purchase by one Member of all the Company Interests, the Members jointly shall have authority to wind up the Company's business and liquidate the Company's assets, except that if dissolution occurs by reason of default of a Member, only the nondefaulting Member or Members shall have such authority. The Member or Members having such authority are hereinafter referred to as the "Dissolving Members". To the extent practicable, the Dissolving Members shall liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof. After payment of all expenses related to the liquidation and except as otherwise provided by law, the Dissolving Members shall apply and distribute the proceeds of the liquidation (including assets which cannot be feasibly liquidated) in the following order:

(i)   First, to the payment of creditors of the Company in the order of priority provided by law, including Members but excluding secured creditors whose obligations are to be assumed or otherwise transferred on the liquidation of Company assets.

(ii) Second, to the creation of any reserves that the Dissolving Members determine to be necessary for contingent or unforeseen liabilities or obligations of the Company. The Dissolving Members shall select a bank or trust company qualified to do business in the State of Hawaii to act as escrow agent and shall pay over to such escrow agent the aforementioned reserves to be held by it for the purpose of satisfying any of the aforementioned contingencies and, at the expiration of such period as the Dissolving Members deem advisable, to distribute the balance then remaining in the manner hereafter provided.

(iii) The balance, if any, to the Members in accordance with (and to the extent of) their respective positive capital account balances pursuant to Section 11.4(b) hereof.

(b) Upon liquidation of the Company (or any Member's interest in the Company), liquidating distributions shall in all cases be made in accordance with the positive capital account balances of the Members as determined after taking into account all capital account adjustments for the Company's fiscal year during which such liquidation occurs (other than those made pursuant to this Section 11.4(b) or pursuant to any obligation of a Member to restore a deficit balance in such Member's capital account) by the end of such fiscal year or, if later, within ninety days after the date of such liquidation. Such liquidating distributions shall be made in the order of priority set forth in Section 11.4(a) hereof.

(c) The Members do not intend or expect that any Member will have a deficit balance in such Member's capital account upon liquidation of the Company or the Member's interest in the Company. If, however, following such a liquidation, a Member has a deficit balance in such Member's capital account after Profits and Losses have been allocated pursuant to Article 6 hereof and all other adjustments have been made to such Member's capital account, such Member shall have no obligation to contribute any money to restore such deficit balance.

(d) Notwithstanding the provisions of Section 11.4(a) hereof, the Members may by mutual agreement elect to receive assets of the Company in kind, in lieu of the sale of such assets and the distribution of cash proceeds.

(e) The Members shall execute and deliver such instruments, in form and substance reasonably acceptable to the Dissolving Members, as are necessary to transfer the assets of the Company being sold to any purchasers in dissolution, and each Member agrees to cooperate with the others to effect any distribution of assets in kind to a Member in connection with the dissolution and termination of the Company.

11.5   Filing of Certificate

Upon the completion of the foregoing distribution plan, the Company shall terminate and the Members shall cease to be such, and the Members shall execute and cause to be filed with the Hawaii Department of Commerce and Consumer Affairs a certificate of cancellation or termination of the Company.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1 Entire Agreement

This Agreement contains the entire agreement of the parties hereto relative to the formation of the Company and otherwise with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, among them with respect thereto. Each of the parties hereto shall at all times do everything reasonably necessary to fully perform and carry out the terms and intent of this Agreement.

12.2 Amendments

This Agreement may not be changed, modified or amended, except by a written agreement signed or approved via email by all Members. No Member shall have any vested rights in this Agreement which may not be modified through an amendment to this Agreement. Notwithstanding the foregoing, Exhibit A to this Agreement shall be revised and updated from time to time as needed to accurately reflect the information summarized therein, and each such revised Exhibit A shall be duly executed by each of the Members of the Company as of such revision date.

12.3 Estoppel Certificates

Each Member shall, upon request of any other Member, deliver to the requesting Member or to such other party as the requesting Member directs, a certificate stating (i) whether the Company is in full force and effect; (ii) that this Agreement has not been modified, except by any instrument or instruments identified in said certificate; (iii) that the Member executing such certificate is not aware of any default hereunder by the requesting Member, or, if the Member executing such certificate is aware of such a default, the certificate shall specify the nature and extent thereof; and (iv) such other information as the Member requesting such certificate reasonably requests.

12.4 Waiver of Partition

Except as expressly provided in this Agreement, no Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (for such Member and such Member's legal representatives, successors and assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to such Member's interest in, or with respect to any assets of, the Company.

12.5 Arbitration

At the request of any Member, any dispute arising out of or in any way pertaining to this Agreement shall be resolved by arbitration to be held in Honolulu, Hawaii in accordance with the rules of the rules of Dispute Prevention & Resolution, Inc. (DPR) then in effect. Disputes involving $250,000 or less shall be heard by a single arbitrator. Disputes involving more than $250,000 or nonmonetary issues shall be heard by a panel of three arbitrators. The arbitrators shall be selected by DPR upon receiving notice from any Member that a dispute exists. The decision of a single arbitrator or, if there are three arbitrators, the decision of such arbitrators or a majority of them, shall be final, conclusive and binding on the parties hereto. All proper costs and expenses of such arbitration, including, without limitation, witnesses' fees, attorneys' fees and the fees of the arbitrators, shall be charged to a party or parties in such amounts as the arbitrator (or at least a majority of the arbitrators, if there are three) shall determine at the time of his, her or their decision. Any amounts payable pursuant to the preceding sentence shall bear interest at an annual rate equal to the First Hawaiian Bank prime rate plus two percentage points and shall be computed from the date such costs and expenses are incurred until paid in full. In the event of the failure, inability or refusal of any arbitrator to act, a new arbitrator shall be appointed in his or her stead by the DPR. An award made by an arbitrator or arbitrators pursuant to this Section 12.5 shall be binding in all respects and shall be subject to Chapter 658, Hawaii Revised Statutes, as the same may hereafter be amended or recodified. In the resolution of any dispute or controversy as set forth in this Section 12.5, each Member hereby irrevocably waives any right or claim to exemplary or punitive damages in any jurisdiction.

12.6 Notices

All notices under this Agreement shall be in writing and shall either be personally delivered, sent via email, or be sent by registered or certified mail, postage prepaid, return receipt requested, to the Members at their respective addresses last recorded on the records of the Company and to the Company at its principal office or at such other address as the Company may hereafter specify by written notice to the Members. Any notice given in the foregoing manner shall be deemed effective as of the date of personal delivery or, if mailed, three business days after its deposit in any regular United States Postal Service depository in accordance with the foregoing.

12.7 Brokerage

Each Member and/or the Company shall pay any and all fees and commissions he, she or it agreed to pay pursuant to separate agreements. Each Member shall indemnify and hold harmless the other Members against all claims for any brokers' or finders' fee made or asserted by any person claiming to have been employed or retained by the indemnifying Member (and/or such Member's affiliates) relative to this transaction and all costs and expenses (including reasonable attorneys' fees) of investigating and defending such claims.

12.8 Computation of Time

In computing any period of time prescribed in this Agreement, the day of the event from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or holiday. For purposes of this Agreement, a "holiday" is any day designated as such in or pursuant to Section 8-1 of the Hawaii Revised Statutes, as the same may hereafter be amended or recodified.

12.9 Execution in Counterparts

This Agreement may be executed in any number of counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

12.10 Binding Effect

Subject to the limits on sale, assignment and transfer in this Agreement, each and all of the agreements herein shall be binding upon and inure to the benefit of the Members and their respective successors and assigns.

12.11 Severability

If any provision of this Agreement or the application thereof to any person or entity or any circumstance is determined to be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or entities or other circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

12.12 No Third Party Beneficiaries

Nothing in, or which may be implied from, this Agreement is intended to confer any rights or remedies upon any person or entity, other than the Members and their successors and permitted assigns, unless expressly stated herein to the contrary. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any capital contribution or otherwise.

12.13 Captions

Article and section titles or captions in this Agreement are for convenience and reference only and in no way govern, define, limit, extend or describe the scope of this Agreement or the intent, interpretation or construction of anything in this Agreement.

12.14 Identification

Whenever the singular number is used in this Agreement and the context so requires, it shall include the plural, and the masculine gender shall include the feminine and neuter genders.

IN WITNESS WHEREOF, the Company and the Members have executed this Agreement as of the date first above written.

Impact Hub Honolulu, LLC

By _____
Name: Shanah Trevenna
Title: Manager

By _____
Name: George Yarbrough
Title: Manager

By _____
Name: Nam Yu
Title: Manager

By _____
Name: Jonathan Swanz
Title: Manager

By _____
Name: Chenoa Farnsworth
Title: Manager

By _____
Name: Brandon Askew
Title: Manager

EXHIBIT A

Member/ Managing Director	Capital Contribution	Annual Distributional Interest	Address
Smart Sustain-ability Consulting Inc	$163,255	53.5%	2957 Kalakaua Avenue Unit 118, Honolulu, HI, 96815
Nam Vu	$46,558	22.9%	1888 Kalakaua Ave Ste C312, Honolulu, HI 96815
George Yarbrough	$79,105	21.6%	1255 9th Avenue, Honolulu, Hawaii 96816
Jonathan Swanz	$7,600	0%	2957 Kalakaua Avenue Unit 118, Honolulu, HI, 96815
Chenoa Farnsworth	$5500	1%	1717 Mikahala Way Honolulu, HI 96816
Brandon Askew	$500	1%	95-1025 Kahakiki St. Mililani Hi 96789